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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-. 65876

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12 K
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Tryon Street, Mail Code D1086-060, 6th Floor
(No. and Street)

Charlotte	NC	28202-4200
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan L. Maxwell   (704) 715-5320
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP - PCAOB Registration # 185
(Name – if individual, state last, first, middle name)

Duke Energy Center, Suite 3200 550 South Tryon Street	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.


3/13

OATH OR AFFIRMATION

I, __Alan L. Maxwell__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wells Fargo Securities, LLC__ , as of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



WELLS FARGO SECURITIES, LLC
(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

Board of Managers
Wells Fargo Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), a subsidiary of Wells Fargo & Company, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Wells Fargo Securities, LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.



February 28, 2013

WELLS FARGO SECURITIES, LLC

(A Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2012

(In thousands)

Assets

Cash	$	1,107
Cash segregated pursuant to federal regulations		25,112
Financial instruments owned, at fair value ($22,823,937 pledged as collateral)		25,189,555
Receivable from broker-dealers and clearing organizations		8,163,067
Securities purchased under agreements to resell		9,486,351
Receivable from customers		495,149
Goodwill		79,687
Property, equipment, and leasehold improvements, net		4,587
Other assets		79,469
Total assets	$	43,524,084

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	26,378,922
Financial instruments sold, not yet purchased, at fair value		8,200,937
Payable to broker-dealers and clearing organizations		2,220,845
Payable to customers		396,554
Other liabilities		692,083
Total liabilities		37,889,341
Subordinated borrowings		2,323,500
Member's equity:		
Member's contributions		1,529,736
Accumulated earnings		1,781,507
Total member's equity		3,311,243
Total liabilities and member's equity	$	43,524,084

See accompanying notes to statement of financial condition.

(1) Organization

Wells Fargo Securities, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly owned subsidiary of Everen Capital Corporation (Everen). Everen is a wholly owned subsidiary of Wells Fargo & Company (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member organization of the Financial Industry Regulatory Authority (FINRA). The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

The Company clears some of its customers' transactions through First Clearing, LLC (FCLLC), an affiliated broker dealer, on a fully disclosed basis.

The Company self clears the remainder of its institutional and proprietary transactions except options and futures, which are carried and cleared by an unaffiliated broker-dealer. In February 2013, the Company began to self clear its proprietary futures transactions.

The Company clears transactions for Wells Fargo Institutional Securities, LLC (WFIS), an affiliated broker dealer, on a fully disclosed basis.

The Company is a member of the Chicago Mercantile Exchange (CME). In August 2011, the Company was approved by the CME to clear interest rate swaps for affiliates and customers. The Company commenced this activity in November 2011 for affiliates and April 2012 for clients.

On October 10, 2011, Standard & Poors Ratings Services (S & P) assigned its 'AA/A-1+' long- and short-term counterparty credit ratings on the Company. The ratings on the Company are based on its core status to the Holding Company under S & P's group ratings methodology.

(2) Summary of Significant Accounting Policies

(a) Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) or securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. The carrying value of repurchase and reverse repurchase agreements approximates their fair value. These transactions are primarily repurchase agreements of United States government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

(Continued)

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(b) *Securities Transactions*

Customers' securities transactions are recorded on a settlement date basis.

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value on a trade date basis.

(c) *Securities Lending Activity*

Securities borrowed and securities loaned are reported as collateralized financing transactions and are carried at the contracted amounts of cash collateral received or paid in connection with those transactions. The Company receives collateral generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(d) *Futures, Forwards, Option Contracts, and Other Financial Instruments*

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses.

(e) *Benefit Plans*

The Holding Company accounts for post-employment benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 712, *Nonretirement Postemployment Benefits*, which requires the accrual of a liability for all types of benefits paid to former or inactive employees after employment but before retirement. Eligible employees participate in the noncontributory defined benefit pension plan and the matched savings plan of the Holding Company. In addition, the Holding Company provides postretirement benefits, principally healthcare, to employees and their beneficiaries and dependents.

On April 28, 2009, the Board of Directors approved amendments to freeze the benefits earned under the Wells Fargo qualified and supplemental Cash Balance Plans and the Wachovia Corporation Pension Plan, a cash balance plan that covered eligible employees of the legacy Wachovia Corporation, and to merge the Wachovia Pension Plan into the qualified Cash Balance Plan. These actions became effective on July 1, 2009.

Prior to July 1, 2009, eligible employees' cash balance plan accounts were allocated a compensation credit based on a percentage of their qualifying compensation. The compensation credit percentage

was based on age and years of credited service. The freeze discontinues the allocation of compensation credit for services after June 30, 2009. Investment credits continue to be allocated to participants based on their accumulated balances. Employees become vested in their Cash Balance Plan accounts after completing three years of vesting service.

(f) Income Taxes

The Company is a single-member Limited Liability Company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of its member, Everen. Certain state jurisdictions will subject the Company to entity-level taxation as a SMLLC; therefore, state tax expense may be incurred.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2012, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2008 and forward.

(g) Goodwill and Other Intangible Assets

Identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements.

Goodwill and identified intangible assets with indefinite useful lives are not subject to amortization but are subject to impairment testing on an annual basis, or more often if events or circumstances indicate possible impairment. The Company initially performs a qualitative assessment of goodwill to test for impairment. If, based on qualitative review, it is concluded that more likely than not the fair value is less than carrying amount, then quantitative steps are completed to determine if there is goodwill impairment. If it is concluded that fair value is not less than carrying amount, quantitative tests are not required. Various quantitative valuation methodologies are applied when required to compare the estimated fair value to the carrying value. Valuation methodologies include discounted cash flow and earnings multiple approaches. If the fair value is less than the carrying amount, an additional test is required to measure the amount of impairment. The Company recognizes impairment losses as a charge to expenses and an adjustment to the carrying value of the goodwill asset. The Company's impairment evaluation for the year ended December 31, 2012, indicated that none of the Company's goodwill is impaired.

(Continued)

(h) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives, which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

(i) Other

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Securities Segregated Pursuant to Federal Regulations

Under the provisions of Rule 15c3-3 of the Securities Exchange Commission (SEC), a qualifying security with a fair value of $199,985,000 has been segregated for the exclusive benefit of customers at December 31, 2012. A qualifying security with a fair value of $74,994,000 has been segregated for the proprietary account of introducing brokers (PAIB). The securities are included in financial instruments owned in the accompanying statement of financial condition. The Company is required to segregate funds in a cleared swap customer account under rules mandated by the Commodity Futures Trading Commission (CFTC). For this purpose, $25,112,000 is held in an account at a non-affiliate bank and is reflected in cash segregated pursuant to federal regulations in the accompanying statement of financial condition. The Company does not carry commodities accounts for customers.

(4) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash securities transactions. The amounts receivable from customers are generally collateralized by securities, the value of which is not reflected in the accompanying financial statements. At December 31, 2012, customer receivables of $3,726,000 were unsecured.

(Continued)

(5) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2012 (in thousands):

Receivable from broker dealers and clearing organizations:		
Deposits paid for securities borrowed	$	5,943,857
Unsettled regular way transactions, net		943,990
Securities failed to deliver		695,213
Syndicate receivable		156,321
Clearing fund deposits		124,087
Federal funds sold – overnight		280,700
Other		18,899
	$	8,163,067
Payable to broker dealers and clearing organizations:		
Deposits received for securities loaned	$	1,289,361
Securities failed to receive		759,596
Syndicate payable		137,759
Other		34,129
	$	2,220,845

(6) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2012, financial instruments owned and financial instruments sold, not yet purchased consisted of trading securities and derivatives reported at fair value as presented below (in thousands):

		Financial instruments owned	Financial instruments sold, not yet purchased
Corporate obligations	$	5,163,532	3,614,697
Collateralized mortgage obligations and asset-backed securities		2,054,131	31
US agency issued mortgage-backed securities		12,330,787	33,843
US government, US agency and municipal government obligations		4,618,351	3,907,598
Equity securities		441,464	587,038
Money market securities		572,922	172
Derivatives		8,368	57,558
	$	25,189,555	8,200,937

U.S. government securities with a fair value of $19,693,000 at December 31, 2012, have been pledged to secure margin requirements with respect to futures and options transactions, and $24,972,000 have been

pledged to clearing corporations. Financial instruments owned at December 31, 2012, included debt securities issued by the Holding Company with a fair value of $233,648,000.

(7) **Variable Interest Entities (VIEs) and Securitizations**

The Company acts as underwriter for other subsidiaries of the Holding Company and third parties that securitize financial assets, and may make a market in these securitized financial assets. These securities are accounted for at fair value and are included in financial instruments owned in the statement of financial condition.

The Company purchases and sells financial instruments in VIEs in connection with its market-making activities. These financial instruments in VIEs include senior and subordinated tranches of collateralized mortgage obligations (CMOs), collateralized debt obligations (CDOs), and collateralized loan obligations (CLOs), and other asset-backed securities. The Company has made no liquidity arrangements, guarantees or commitments by third parties related to these holdings. The Company's maximum exposure to loss related to these VIEs is limited to the carrying amount of the financial instruments owned.

During the year ended December 31, 2012, the Company transferred $20,127,377,000 debt securities in securitizations structured as sales or financing transactions. The securitizations are primarily U.S. government agency or U.S. Government-Sponsored Enterprise (GSE) sponsored collateralized mortgage obligations. These securitizations are done principally on behalf of customers to help them obtain agency-backed mortgage securities that fit their investment profile. The Company is not the primary beneficiary for these transactions because they do not have the power to direct the activities of the U.S. government agency or U.S. GSE sponsored collateralized mortgage obligation entities. As of December 31, 2012, the Company held $633,838,000 of securities related to current and prior year securitizations which are included in financial instruments owned in the statement of financial condition.

The Company would consolidate a VIE if it is the primary beneficiary, which is defined as the party that has both the power to direct the activities that most significantly impact the VIE's performance and the obligation to absorb losses or right to receive benefits that could be potentially be significant to the VIE. An analysis was conducted to determine if the Company was required to consolidate any interests in VIEs and no such consolidation was required.

The Company functions in the capacity of Administrator for Variable Funding Capital Company LLC (VFCC), a variable interest entity (as defined under FASB ASC 810, *Consolidation*) engaged in the funding of third party clients through the issuance of commercial paper. Under the terms of the program documents between the Company and VFCC, the Company provides administrative services in connection with the identification of sellers, the structuring, negotiation and acquisition of assets, and the administration and monitoring of the assets, liquidity facilities and the issuance, sale and payment of the commercial paper notes. Wells Fargo Bank, N.A. (WFBNA), a subsidiary of the Holding Company, has the power to remove the Administrator at any time and appoint itself the successor Administrator. In addition WFBNA provides all of the liquidity support in the form of a credit default swap and uncommitted funding line. The Company's maximum exposure to loss is limited to its Administrator fee.

The following table sets forth the total VIE assets for VIEs for which the Company has a variable interest and the Company's financial instruments owned in those nonconsolidated VIEs and does not include

8   (Continued)

offsetting financial instruments that are held to mitigate the risks associated with these variable interests (in thousands):

	Total VIE assets	Financial instruments owned
Collateralized mortgage obligations	26,301,963	631,025
U.S. agency issued mortgage-backed securities	1,719,453	—
Collateralized loan obligations	1,628,174	2,813
$	29,649,590	633,838

(8) Fair Value Measurements

In accordance with FASB ASC 825, *Financial Instruments*, the Company groups their assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Company considers all available information, including observable market data, indications of market liquidity and orderliness, and the Company's understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

In accordance with the Fair Value Measurements and Disclosures topic of the Codification, the Company measures their fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, as prescribed in the fair value hierarchy.

In instances where there is limited or no observable market data, fair value measurements for assets and liabilities are based primarily upon the Company's own estimates or combination of the Company's

(Continued)

estimates and independent vendor or broker pricing, and the measurements are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

The Company enters into both exchange-traded and over-the-counter (OTC) derivatives. Exchange-traded derivatives are generally valued using quoted market or exchange prices and are accordingly classified within Level 1 of the fair value hierarchy.

Quoted market prices are available and used for the Company's exchange-traded derivatives, such as certain interest rate futures and option contracts, which the Company classifies as Level 1. However, substantially all of the Company's derivatives are traded in OTC markets where quoted market prices are not readily available. OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative's value is based. Key inputs can include yield curves, credit curves, foreign-exchange rates, prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 of the fair value hierarchy. Examples of derivatives classified as Level 2 include generic interest rate swaps and certain option and forward contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified as Level 3. Examples of derivatives classified as Level 3 include complex and highly structured derivatives such as certain credit default swaps. Additionally, significant judgments are required when classifying financial instruments within the fair value hierarchy, particularly between Level 2 and 3, as is the case for certain derivatives. Derivative assets and liabilities are included in financial instruments owned and financial instruments sold, not yet purchased, respectively, and are presented in the table below.

(Continued)

Assets and liabilities measured at fair value at December 31, 2012 on a recurring basis are summarized below (in thousands):

| | Fair Value Measurements | | | | |
	Level 1	Level 2	Level 3	Netting	Total
Assets:					
Corporate obligations	$ —	5,211,226	52,409	(100,103)	5,163,532
Collateralized mortgage obligations and asset-backed securities	—	1,332,585	721,546	—	2,054,131
US agency issued mortgage-backed securities	—	12,328,563	4,491	(2,267)	12,330,787
US government, US agency and municipal government obligations	4,635,271	746,797	46,135	(809,852)	4,618,351
Equities	273,769	215,917	3,167	(51,389)	441,464
Money markets	—	572,787	—	135	572,922
Derivatives	8,368	—	—	—	8,368
	$ 4,917,408	20,407,875	827,748	(963,476)	25,189,555
Liabilities:					
Corporate obligations	$ —	(3,714,800)	—	100,103	(3,614,697)
Collateralized mortgage obligations and asset-backed securities	—	(31)	—	—	(31)
US agency issued mortgage-backed securities	—	(36,110)	—	2,267	(33,843)
US government, US agency and municipal government obligations	(4,517,781)	(199,669)	—	809,852	(3,907,598)
Equities	(494,824)	(143,603)	—	51,389	(587,038)
Money markets	—	(37)	—	(135)	(172)
Derivatives	(2,843)	(37,268)	(17,447)	—	(57,558)
	$ (5,015,448)	(4,131,518)	(17,447)	963,476	(8,200,937)

(Continued)

WELLS FARGO SECURITIES, LLC
(A Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2012

		Changes in Level 3 Assets and Liabilities (in thousands)				
	Beginning balance January 1, 2012	Included in earnings	Purchases, issuances, sales and settlements, net	Transfers into Level 3	Transfers out of Level 3	Ending balance December 31, 2012
Assets:						
Corporate obligations	$ 97,409	124	(45,124)	—	—	52,409
Collateralized mortgage obligations and asset-backed securities	652,208	14,077	56,914	14,346	(15,999)	721,546
US agency issued mortgage-backed securities	102,932	5,984	(104,425)	—	—	4,491
US government, US agency and municipal government obligations	52,665	2,826	(9,356)	—	—	46,135
Equities	3,920	450	(1,203)	—	—	3,167
Money markets	—	—	—	—	—	—
Derivatives	—	—	—	—	—	—
	$ 909,134	23,461	(103,194)	14,346	(15,999)	827,748
Liabilities:						
Corporate obligations	$ —	—	—	—	—	—
Collateralized mortgage obligations and asset-backed securities	—	—	—	—	—	—
US agency issued mortgage-backed securities	(807)	—	807	—	—	—
US government, US agency and municipal government obligations	—	—	—	—	—	—
Equities	—	—	—	—	—	—
Money markets	—	—	—	—	—	—
Derivatives	(12,597)	(4,850)	—	—	—	(17,447)
	$ (13,404)	(4,850)	807	—	—	(17,447)

(Continued)

WELLS FARGO SECURITIES, LLC
(A Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2012

	Purchases, Sales, Issuances and Settlements Related to Changes in Level 3 Assets and Liabilities (in thousands)				
	Purchases	Sales	Issuances	Settlements	Net
Assets:					
Corporate obligations $	191,902	(237,026)	—	—	(45,124)
Collateralized mortgage obligations and asset-backed securities	812,875	(755,961)	—	—	56,914
US agency issued mortgage-backed securities	41,552	(145,977)	—	—	(104,425)
US government, US agency and municipal government obligations	82,127	(91,546)	—	63	(9,356)
Equities	829	(2,032)	—	—	(1,203)
Money markets	—	—	—	—	—
Derivatives	—	—	—	—	—
$	1,129,285	(1,232,542)	—	63	(103,194)
Liabilities:					
Corporate obligations $	—	—	—	—	—
Collateralized mortgage obligations and asset-backed securities	—	—	—	—	—
US agency issued mortgage-backed securities	807	—	—	—	807
US government, US agency and municipal government obligations	—	—	—	—	—
Equities	—	—	—	—	—
Money markets	—	—	—	—	—
Derivatives	—	—	—	—	—
$	807	—	—	—	807

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The amounts reported as transfers represent the fair value as of the beginning of the quarter in which the transfer occurred.

For year ended December 31, 2012 we transferred $15,999,000 of financial instruments owned from Level 3 to Level 2 due to an increase in observable market prices. We also transferred $14,346,000 of financial instruments from Level 2 to Level 3 as a result of a decline in observable market prices. There were no transfers between Level 1 and Level 2 during the year.

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(9) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased under agreements to resell transactions. At December 31, 2012, the fair value of this collateral was $14,749,381,000 all of which had been repledged or sold by the Company. The collateral is received primarily from other broker-dealers or institutional customers and is used by the Company to enter into securities lending agreements for securities sold with agreements to repurchase transactions and settlements related to financial instruments sold, not yet purchased.

(10) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2012 (in thousands):

Property and leasehold improvements	$	1,096
Furniture and equipment		415
Communications and computer equipment		5,078
		6,589
Less accumulated depreciation and amortization		2,002
Total	$	4,587

(11) Payable to Banks

In the normal course of business, the Company borrows funds to finance securities owned and securities not yet delivered. At December 31, 2012 the Company had a secured and uncommitted line of credit of $250,000,000 with an affiliated bank. There was no outstanding amount at December 31, 2012.

(12) Subordinated Borrowings

At December 31, 2012, the Company was indebted to the Holding Company for the following (in thousands):

Subordinated note due January 31, 2018; variable rate of 0.826% at December 31, 2012	$	300,000
Revolving subordinated note facility of $3,000,000 due February 15, 2018; variable rate of 0.826% at December 31, 2012		2,023,500
	$	2,323,500

The interest rate is reset monthly based on 6-month LIBOR plus 30 basis points. Interest payable to Holding Company related to these borrowings totaled $1,546,000 at December 31, 2012. All subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the

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extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Management believes that the carrying value of the subordinated notes at December 31, 2012, approximate their fair value.

(13) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties.

(a) *Securities Purchased Under Agreements to Resell and Securities Borrowed*

The Company enters into securities purchased under agreements to resell transactions with affiliates of which $2,555,815,000 is outstanding at December 31, 2012. The agreements are generally overnight transactions. Included in accrued interest receivable at December 31, 2012, is $27,000 due from affiliates. The Company also enters into securities borrowed transactions with affiliates of which $987,844,000 were outstanding at December 31, 2012. Deposits paid for these transactions are included in receivable from broker-dealers and clearing organizations in the statement of financial condition.

(b) *Securities Sold Under Agreements to Repurchase and Securities Loaned*

The Company enters into securities sold under agreements to repurchase transactions with affiliates of which $3,449,885,000 is outstanding at December 31, 2012. The agreements are generally overnight transactions. Included in other liabilities at December 31, 2012, is $29,000 of interest due to affiliates. The Company also enters into securities loaned transactions with affiliates of which $273,495,000 were outstanding at December 31, 2012.

(c) *Services Provided by the Company to Affiliates*

The Company acts as an agent for the Holding Company and its subsidiaries providing various services. Approximately $2,679,000 of receivables in other assets at December 31, 2012, are primarily related to expense reimbursements due from affiliates.

(d) *Interest Rate and Credit Default Swap Transactions*

The Company has entered into interest rate and credit default swap transactions with WFBNA to economically hedge financial instruments owned. At December 31, 2012, the notional value of interest rate swaps are a net sale of payments of fixed interest rates of $1,009,245,000 and credit default swaps are a net sale of protection of $29,666,000. The estimated fair values of the interest rate and credit default swaps at December 31, 2012, are ($26,040,000) and ($12,166,000) respectively, which are included net in financial instruments owned in the accompanying statement of financial condition. Cash margin deposits of $44,017,000 have been posted in support of this activity and are included in other assets in the accompanying statement of financial condition. Securities with a market value of $2,171,000 have been pledged by WFBNA to the Company. The Company also clears certain interest rate swaps for WFBNA. WFBNA's net liquidating equity of $3,988,000 is included in payable to broker-dealers and clearing organizations in the accompanying statement of financial condition.

(e) Clearing Services

The Company has entered into a fully disclosed clearing agreement with FCLLC to clear some of its customers' securities transactions. At December 31, 2012, receivables from broker-dealers and clearing organizations include $228,000 due from FCLLC in connection with the fully disclosed clearing arrangement. The Company clears transactions for WFIS. As of December 31, 2012, payables to broker-dealers and clearing organizations include $30,132,000 due to WFIS in connection with the fully disclosed clearing arrangement. The Company clears its proprietary options and futures business through an unaffiliated broker-dealer.

(f) Fails to Deliver and Fails to Receive

The Company entered into securities transactions with affiliates registered as brokers and/or dealers. At December 31, 2012, fails to deliver of $25,565,000 and fails to receive of $6,930,000 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(g) Deferred Compensation and Stock Plans

The Company participates in the Holding Company's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. This plan requires the participant to defer cash incentive awards on a three-tiered scale ranging from 20% to 60% on awards greater than $250,000.

The Company participates in various stock option plans of the Holding Company under which incentive and nonqualified stock options may be granted periodically to certain employees. The options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant, vest on continued service with the Holding Company and its subsidiaries including the Company for a specified period, generally three to five years following the date of grant, and have a contractual life of ten years. Restricted stock may also be granted under the stock option plans. The restricted stock generally vests over three to five years, during which time the holder receives dividends and has full voting rights.

(14) Derivatives, Guarantees, Commitments, and Contingent Liabilities

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates, the underlying assets, indices or a combination of these factors will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each

customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2012.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market-related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in financial instruments owned or financial instruments sold, not yet purchased in the statement of financial condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits. As of December 31, 2012, derivative financial instruments and their related fair values are as follows (in thousands):

	Estimated Fair Value		Notional
	Asset	Liability	amount
Forward contracts-mortgage backed securities	$ 9,046	23,793	9,026,000
Interest rate futures	—	267	1,946,647
Interest rate swaps-purchase of payment of fixed interest rates	16,664	—	2,663,005
Interest rate swaps-sale of payments of fixed interest rates	—	42,704	3,672,250
Credit default swaps-protection purchased	—	11,168	2,146,661
Credit default swaps-protection sold	—	998	2,176,327
Option on interest rate futures	250	—	2,580
Purchased options	8,115	—	111,988
Written options	—	4,335	120,204

Forward and futures contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

The Company uses credit derivatives to manage exposure to credit risk related to proprietary trading. This may include protection purchased to offset securities owned or sold protection. This credit risk management provides an ability to recover a significant portion of any amounts that would be paid under the credit derivatives written by the Company. The contracts are executed exclusively with an affiliate, WFBNA, and the Company would be required to perform under the noted credit derivatives in the event of a default by the referenced obligors. Excluded from maximum exposure are written credit protection contracts with a notional amount of $1,551,000,000 where the Company has also purchased offsetting

(Continued)

credit protection with the same counterparty, WFBNA, on the same referenced obligation and where the term and amount of the purchased protection equals or exceeds the term of the written credit protection. Events of default include events such as bankruptcy, capital restructuring or lack principal and/or interest payment. In certain cases, other triggers may exist, such as the credit downgrade of the referenced obligors.

	Fair value liability	Maximum exposure	Higher payment risk	Range of maturities
		(In millions)		
Credit default swaps – corporate bonds	2	582	464	2013-2017
Credit default swaps – structured products	15	43	43	2019-2022

The higher payment risk category is based on the portion of the maximum loss exposure for which there is a greater risk that the Company will be required to make a payment or perform under the credit derivative. The current status of the risk of payment or performance being required is considered high if the underlying assets under the credit derivative have an external rating that is below investment grade or an internal credit default grade that would be equivalent to below investment grade external rating. It is important to note that the higher payment risk represents the amount of exposure for which payment is of a high likelihood. Such payment may not result in a loss. As such, the higher payment risk column is not an indication of loss probability.

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2012, and were subsequently settled had no material impact on the Company's financial condition.

The Company introduces certain of its customer transactions to an affiliated clearing broker, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for credit losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2012, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed.

When establishing a liability for contingent litigation losses, the Company determines a range of potential losses for each matter that is both probable and estimable, and records the amount it considers to be the best estimate within the range. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it, including the matters described above, will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position. However, in the event of unexpected future

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developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

The Company leases office space related to its branch offices under operating leases expiring at various dates through 2018. Minimum future rental payments required under such leases, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2012 are as follows (in thousands):

	Operating leases
	(In thousands)
Years ending December 31:	
2013	$ 2,356
2014	2,081
2015	1,158
2016	247
2017	254
After 2017	107

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares office space. The affiliates allocate rent expense to the Company for its share of rent expense incurred under these operating leases, under an expense sharing agreement.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2012, related to these indemnifications.

The Company is a member of exchanges and clearing houses that the Company uses to clear its trades and those of the Company's customers. It is common that all members in these organizations are required to collectively guarantee the performance of other members. Our obligations under the guarantees are based on a fixed amount or a multiple of the collateral we are required to maintain with these organizations. We have not recorded a liability for these arrangements because we believe the likelihood of loss is remote. The company has made deposits with clearing organizations in the form of cash, financial instruments owned, and securities purchased under agreements to resell of $124,087,000, $24,972,000 and $60,808,000, respectively.

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(15) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3¬1) and the Commodities Futures Trading Commission (CFTC) Regulation 1.17 which requires the maintenance of minimum net capital. Under SEC Rule 15c3-1, the Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, or 2% of combined aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the Company is required to maintain an adjusted net capital equivalent to the greater of $1,000,000 or 8% of the total risk margin requirements for all positions carried in customer accounts plus 8% of the total risk margin requirement for all positions carried in non-customer accounts. At December 31, 2012, the Company had net capital of $2,548,769,000, which was 468.80% of aggregate debit items and $2,536,890,000 in excess of the SEC's required net capital.

(16) Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2012, and through February 28, 2013, which is the date we issued the financial statements. During this period, there have been no material events that would require recognition or disclosure in the financial statements.

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KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and
Commodity Futures Trading Commission Regulation 1.16

Board of Managers
Wells Fargo Securities, LLC:

In planning and performing our audit of the financial statements of Wells Fargo Securities, LLC (the Company), a subsidiary of Wells Fargo & Company, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1)   Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2)   Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4)   Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

(1)   The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity



Since the Company does not carry commodities accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

(2) Performing the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.



This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013